CUSIP No. 75606N109 Page 1 of 13 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

RealPage, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
75606N109
(CUSIP Number)
December 6, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)
[ ]       Rule 13d-1(c)
[X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75606N109 Page 2 of 13 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Apax Excelsior VI, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	6,841,064 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	6,841,064 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	6,841,064 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	10.0% **
12)	Type of Reporting Person	PN

*   As of December 31, 2010.
** Based on 68,511,178 shares of Common Stock outstanding as of February 16, 2011, as reported in the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2010 filed on February 28, 2011.

CUSIP No. 75606N109 Page 3 of 13 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Apax Excelsior VI-A C.V.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	558,811*
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	558,811 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	558,811 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	0.8% **
12)	Type of Reporting Person	PN

*   As of December 31, 2010.
** Based on 68,511,178 shares of Common Stock outstanding as of February 16, 2011, as reported in the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2010 filed on February 28, 2011.

CUSIP No. 75606N109 Page 4 of 13 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Apax Excelsior VI-B C.V.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	372,272 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	372,272 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	372,272*
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	0.5% **
12)	Type of Reporting Person	PN

*   As of December 31, 2010.
** Based on 68,511,178 shares of Common Stock outstanding as of February 16, 2011, as reported in the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2010 filed on February 28, 2011.

CUSIP No. 75606N109 Page 5 of 13 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Patricof Private Investment Club III, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	233,772 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	233,772 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	233,772 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	0.3% **
12)	Type of Reporting Person	PN

*   As of December 31, 2010.
** Based on 68,511,178 shares of Common Stock outstanding as of February 16, 2011, as reported in the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2010 filed on February 28, 2011.

CUSIP No. 75606N109 Page 6 of 13 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Apax Managers, Inc.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	8,005,919 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	8,005,919 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	8,005,919 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	11.7% **
12)	Type of Reporting Person	PN

*   Represents 6,841,064 shares held by Apax Excelsior VI, L.P., 558,811 shares held by Apax Excelsior VI-A C.V., 372,272 shares held by Apax Excelsior VI-B C.V. and 233,772 shares held by Patricof Private Investment Club III, L.P. as of December 31, 2010.
** Based on 68,511,178 shares of Common Stock outstanding as of February 16, 2011, as reported in the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2010 filed on February 28, 2011.

CUSIP No. 75606N109 Page 7 of 13 Pages

Schedule 13G

Item 1.

(a)     Name of Issuer:

RealPage, Inc.

(b)     Address of Issuer's Principal Executive Offices:

4000 International Parkway
Carrollton, TX  75007

Item 2.

(a)	Name of Persons Filing:

Apax Excelsior VI, L.P., a Delaware limited partnership ("Apax Excelsior VI");

Apax Excelsior VI-A C.V., a Netherlands partnership ("Apax Excelsior VI-A");

Apax Excelsior VI-B C.V., a Netherlands partnership ("Apax Excelsior VI-B");

Patricof Private Investment Club III, L.P., a Delaware limited partnership (“Patricof III”); and

Apax Managers, Inc. (“Apax Managers”), a Delaware corporation.

Apax Excelsior VI, Apax Excelsior VI-A, Apax Excelsior VI-B, Patricof III and Apax Managers are each referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”. Apax Managers is the general partner of Apax Excelsior VI Partners, L.P., a Delaware limited partnership, which is the general partner of each of Apax Excelsior VI, Apax Excelsior VI-A, Apax Excelsior VI-B and Patricof III. John F. Megrue is the sole director of Apax Managers and may be deemed to have voting and dispositive power over the shares reported herein.

(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 601 Lexington Avenue, 53rd Floor, New York, NY  10022.

(c)	Citizenship:

Apax Excelsior VI, Patricof III and Apax Managers:  Delaware
Apax Excelsior VI-A and Apax Excelsior VI-B:  Netherlands

CUSIP No. 75606N109 Page 8 of 13 Pages

(d)	Title of Class of Securities:

    Common Stock, $0.001 par value

(e)	CUSIP Number:

    75606N109

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.         Ownership.

(a) through (c):

The information requested in these paragraphs is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G, and is incorporated herein by reference thereto.

Item 5.         Ownership of Five Percent or Less of a Class.

     Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     Not applicable.

Item 8.         Identification and Classification of Members of the Group.

     See Exhibit 2.

Item 9.         Notice of Dissolution of Group.

     Not applicable.

Item 10.   Certification.

     Not applicable.

CUSIP No. 75606N109 Page 9 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2011

APAX EXCELSIOR VI, L.P. By: Apax Excelsior VI Partners, L.P., its General Partner
By:	Apax Managers, Inc., its General Partner
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Director

APAX EXCELSIOR VI-A C.V. By: Apax Excelsior VI Partners, L.P., its General Partner
By:	Apax Managers, Inc., its General Partner
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Director

APAX EXCELSIOR VI-B C.V. By: Apax Excelsior VI Partners, L.P., its General Partner
By:	Apax Managers, Inc., its General Partner
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Director

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PATRICOF PRIVATE INVESTMENT CLUB III, L.P. By: Apax Excelsior VI Partners, L.P., its General Partner
By:	Apax Managers, Inc., its General Partner
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Director

APAX MANAGERS, INC.

By:	/s/ John F. Megrue
Name: John F. Megrue Title: Director

CUSIP No. 75606N109 Page 11 of 13 Pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of RealPage, Inc. and further agree to the filing of this agreement as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Dated: April 8, 2011

APAX EXCELSIOR VI, L.P. By: Apax Excelsior VI Partners, L.P., its General Partner
By:	Apax Managers, Inc., its General Partner
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Director

APAX EXCELSIOR VI-A C.V. By: Apax Excelsior VI Partners, L.P., its General Partner
By:	Apax Managers, Inc., its General Partner
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Director

APAX EXCELSIOR VI-B C.V. By: Apax Excelsior VI Partners, L.P., its General Partner
By:	Apax Managers, Inc., its General Partner
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Director

CUSIP No. 75606N109 Page 12 of 13 Pages

PATRICOF PRIVATE INVESTMENT CLUB III, L.P. By: Apax Excelsior VI Partners, L.P., its General Partner
By:	Apax Managers, Inc., its General Partner
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Director

APAX MANAGERS, INC.

By:	/s/ John F. Megrue
Name: John F. Megrue Title: Director

13CUSIP No. 75606N109 Page 13 of 13 Pages

Exhibit 2

Identification and Classification of Members of the Group

        Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V., Patricof Private Investment Club III, L.P. and Apax Managers, Inc. are filing this statement on Schedule 13G as a group.

Apax Excelsior VI, L.P. is a Delaware limited partnership. Its sole general partner is Apax Excelsior VI Partners, L.P., a Delaware limited partnership whose sole general partner is Apax Managers, Inc.

Apax Excelsior VI-A C.V. is a Netherlands partnership. Its sole general partner is Apax Excelsior VI Partners, L.P., a Delaware limited partnership whose sole general partner is Apax Managers, Inc.

Apax Excelsior VI-B C.V. is a Netherlands partnership. Its sole general partner is Apax Excelsior VI Partners, L.P., a Delaware limited partnership whose sole general partner is Apax Managers, Inc.

Patricof Private Investment Club III, L.P. is a Delaware limited partnership. Its sole general partner is Apax Excelsior VI Partners, L.P., a Delaware limited partnership whose sole general partner is Apax Managers, Inc.

Apax Managers, Inc. is a Delaware corporation. The sole director of Apax Managers, Inc. is John F. Megrue.